Exhibit 99.3
ROCKY BRANDS, INC. AND SUBSIDIARIES
SCHEDULE II
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS DECEMBER 31, 2008,
2007 AND 2006

		Additions
	Balance at	Charged to
	Beginning of	Costs and			Balance at
DESCRIPTION	Period	Expenses	Deductions		End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended December 31, 2008	$973,650	$1,845,828	$(793,478)	(1)	$2,026,000
Year ended December 31, 2007	$838,000	$1,024,217	$(888,567)	(1)	$973,650
Year ended December 31, 2006	$984,800	$520,620	$(667,420)	(1)	$838,000

VALUATION ALLOWANCE FOR DEFERRRED TAX ASSETS
Year ended December 31, 2008	$502,292	$137,776	$—		$640,068
Year ended December 31, 2007	$402,958	$99,334	$—		$502,292
Year ended December 31, 2006	$314,332	$88,626	$—		$402,958

(1)	Amount charged off, net of recoveries